Dogs International Completes the Acquisition of Its First 'Bed & Biscuit Inn' Wednesday May 7, 1:25 pm ET

LAS VEGAS--(BUSINESS WIRE)--May 7, 2003--Dogs International (OTC BB: DOGN) today announced that it completed the acquisition of the Bed & Biscuit Inn(TM) facility in Flagler Beach, Fla. through its recently formed wholly owned subsidiary Bed and Biscuit Inns of America Inc., a Nevada corporation.

Situated on approximately five acres, the facility houses numerous indoor/outdoor pet suites, an on-site pet bakery and groomingdale's, which provides full-service grooming to guests. In addition, the facility's free "Bark Park" is a huge attraction, providing local pet owners a safe and secure place to exercise and socialize with their pets.

DOGN has targeted several other facilities in regards to potential future acquisitions. In its acquisition of the Bed & Biscuit Inn in Flagler Beach, not only does DOGN feel it acquired a great real estate asset, but also acquired great talent in Rosemary Williams, the previous owner, who has agreed to assist DOGN in its operations and future acquisitions.

As a result of her hands-on experience with the Bed & Biscuit, Williams indicated that demographic changes were a driving force in the popularity of facilities such as the Bed & Biscuit. Aging baby boomers are replacing their empty nests with pets, while the number of households with pets are climbing. Williams agreed with the published statement by PETsMART (Nasdaq: PETM -
News) CEO Philip Francis, when he called pets "an affordable luxury."

As a result of the mobile nature of baby boomers, Williams indicated that a service-related industry supplying quality services and facilities to pet owners should be able to provide increased earnings for DOGN.

About DOGN

DOGN intends to focus its efforts on building/acquiring a chain of upscale pet care facilities under the name "Bed & Biscuit Inn(TM)." Bed & Biscuit Inns are to be designed to offer a wide range of services including indoor pet suites for overnight or prolonged boarding, 24/7 supervision by a professionally trained staff, off-leash "Bark Park" playgrounds and training facilities, and a bakery/cafe. In addition, DOGN plans to have groomingdale's, an on-site pet grooming facility, at each location.

Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to, earnings resulting from the recent acquisition, anticipated timing of the next acquisition, any benefits the recent acquisition may have on the company's operations, the ability for the company to successfully integrate the facility into its business operations, the company's ability to acquire or build any other facilities, the actual services that will be available at future facilities, the acceptance of the company's business plan, the competitive environment within the pet care industry, the company's ability to raise additional capital, the extent and cost-effectiveness with which the company is able to develop or acquire facilities, and the market acceptance and successful technical and economic implementation of the company's program.

Contact:
     Elite Capital Partners
     Dominic Alvarez, 949/798-6128